

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Simon Burton
Chief Executive Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Jasmine Court
P.O. Box 31110
Camana Bay
Grand Cayman, KY1-1205
Cayman Islands

      Re: Greenlight Capital Re, Ltd.
          Registration Statement on Form S-3
          Filed on July 1, 2021
          File No. 333-257613

Dear Mr. Burton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Susan Block at 202-551-3210 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance